Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated September 23, 2009

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-9 of product supplement ARN-2. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Selling discount (1)	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and selling discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

*Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), which may be in October or November 2009, the settlement date may occur in October or November 2009, and the maturity date may occur in December 2010 or January 2011. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

October     , 2009

Units

Expected Pricing Date*

October     , 2009

Accelerated Return Notes®

Settlement Date*

November     , 2009

Linked to the Nasdaq-100 ® Index, Maturity Date* December     , 2010

due December    , 2010 CUSIP No.

$10 principal amount per unit

Term Sheet No.

Accelerated Return Notes®

3-to-1 upside exposure to increases in the level of the Nasdaq-100® Index, subject to a cap of 14.00% to 18.00%

A maturity of approximately 14 months

1-to-1 downside exposure, with no downside limit

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s

Temporary Liquidity Guarantee Program

Summary

The Accelerated Return Notes® Linked to the Nasdaq-100® Index, due December     , 2010 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the Nasdaq-100® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined during the Maturity Valuation Period. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the ARNs.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	Nasdaq-100® Index (Bloomberg symbol “NDX”)
Starting Value:	The closing level of the Index on the pricing date. The Starting Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.
Ending Value:	The average of the closing levels of the Index on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described in product supplement ARN-2.
Capped Value:	$11.40 to $11.80 per unit of the ARNs, which represents a return of 14.00% to 18.00% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 300% and a hypothetical Capped Value of $11.60 (a 16% return), the midpoint of the Capped Value range of $11.40 to $11.80. The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 300%, a hypothetical Starting Value of 1,685.46 (the closing level of the Index on September 11, 2009), and a hypothetical Capped Value of $11.60 (per unit), the midpoint of the Capped Value range of $11.40 and $11.80:

Example 1 — The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,685.46
Hypothetical Ending Value:	1,348.37

$10 ×	(1,348.37)	= $8.00
1,685.46

Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,685.46
Hypothetical Ending Value:	1,719.17

$10 +	[	$10 × 300% ×	(1,719.17 - 1,685.46)	]	= $10.60
1,685.46

Redemption Amount (per unit) = $10.60

Example 3 — The hypothetical Ending Value is 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,685.46
Hypothetical Ending Value:	2,528.19

$10 +	[	$10 × 300% ×	(2,528.19 - 1,685.46)	]	= $25.00
1,685.46

Redemption Amount (per unit) = $11.60 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 1,685.46 (the closing level of the Index on September 11, 2009) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 0.60% per annum, as more fully described below.

The table below is based on the Participation Rate of 300% and a hypothetical Capped Value of $11.60 (per unit), the midpoint of the Capped Value range of $11.40 and $11.80.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return of the Stocks Included in the Index(1)(2)
842.73	-50.00%	$5.00	-50.00%	-51.40%	-50.69%
1,011.28	-40.00%	$6.00	-40.00%	-39.32%	-38.65%
1,179.82	-30.00%	$7.00	-30.00%	-28.35%	-27.70%
1,348.37	-20.00%	$8.00	-20.00%	-18.24%	-17.61%
1,516.91	-10.00%	$9.00	-10.00%	-8.83%	-8.22%
1,601.19	-5.00%	$9.50	-5.00%	-4.35%	-3.74%
1,651.75	-2.00%	$9.80	-2.00%	-1.72%	-1.12%
1,685.46(3)	0.00%	$10.00	0.00%	0.00%	0.60%
1,719.17	2.00%	$10.60	6.00%	5.06%	2.30%
1,752.88	4.00%	$11.20	12.00%	9.95%	3.99%
1,786.59	6.00%	$11.60(4)	16.00%	13.14%	5.65%
1,820.30	8.00%	$11.60	16.00%	13.14%	7.30%
1,854.01	10.00%	$11.60	16.00%	13.14%	8.93%
2,022.55	20.00%	$11.60	16.00%	13.14%	16.84%
2,191.10	30.00%	$11.60	16.00%	13.14%	24.38%
2,359.64	40.00%	$11.60	16.00%	13.14%	31.60%
2,528.19	50.00%	$11.60	16.00%	13.14%	38.53%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from September 16, 2009 to November 16, 2010, a term expected to be similar to that of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 0.60% per annum, paid quarterly from the date of initial delivery of the ARNs, applied to the level of the Index at the end of each quarter, assuming this level increases or decreases linearly from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, which was the closing level of the Index on September 11, 2009. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the hypothetical Capped Value of $11.60 (the midpoint of the Capped Value range of $11.40 and $11.80). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	NASDAQ OMX Group, Inc. (“NASDAQ OMX”) may adjust the Index in a way that affects its level, and NASDAQ OMX has no obligation to consider your interests.

▪

You will have no rights of a securityholder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, we do not control any company included in the Index and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain, and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 14% and 18% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, First Republic, and Banc of America Investment Services, Inc. (“BAI”), each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated selling discount. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S, First Republic, and BAI may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S, First Republic, and BAI may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by NASDAQ OMX. NASDAQ OMX has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of NASDAQ OMX discontinuing publication of the Index are discussed in the section of product supplement ARN-2 entitled “Description of ARNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or any of the selling agents accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

Nasdaq®, OMX®, Nasdaq-100®, and Nasdaq-100 Index® are registered trademarks of The NASDAQ OMX Group, Inc. (which, with its affiliates, is referred to as the “Corporations”) and are licensed for our use. The ARNs have not been passed on by the Corporations as to their legality or suitability. The ARNs are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE ARNs.

General

The Index includes 100 of the largest domestic and international non-financial securities listed on The Nasdaq Stock Market (“NASDAQ”) based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. The Index represents the largest non-financial domestic and international securities listed on The NASDAQ Stock Market based on market capitalization.

As of September 11, 2009, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: technology (58.05%), health care (15.95%), consumer services (15.16%), industrials (7.45%), consumer goods (1.92%), telecommunications (0.82%), and basic materials (0.64%).

The Index began trading on January 31, 1985 at a base value of 125.00. The Index is calculated and published by NASDAQ OMX. In administering the Index, NASDAQ OMX will exercise reasonable discretion as it deems appropriate.

Computation of the Index

The value of the Index equals the aggregate value of the Index share weights of each of the Index securities multiplied by each such security’s last sale price (last sale price refers to the last sale price on NASDAQ), and divided by the Divisor of the Index. The Divisor serves the purpose of scaling such aggregate value to a lower order of magnitude, which is more desirable for Index reporting purposes. If trading in an Index security is halted while the market is open, the last traded price for that security is used for all index computations until trading resumes. If trading is halted before the market is open, the previous day’s last sale price is used.

The formula for determining the Index value is as follows:

Aggregate Adjusted Market Value/Divisor

The Index is ordinarily calculated without regard to cash dividends on Index securities.

The Index is calculated during the trading day and is disseminated every 15 seconds from 09:30:15 to 17:16:00 ET through the Nasdaq Index Dissemination ServicesSM (“NIDSSM”). The closing value of the Index may change up until 17:15:00 ET due to corrections to the last sale price of the Index securities.

Underlying Stock Eligibility Criteria

Index eligibility is limited to specific security types only. The security types eligible for the Index include foreign or domestic common stocks, ordinary shares, ADRs, shares of beneficial interest or limited partnership interests, and tracking stocks. Security types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units, and other derivative securities. The Index does not contain securities of investment companies. For purposes of the Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.

Initial Eligibility Criteria

To be eligible for initial inclusion in the Index, a security must be listed on NASDAQ and meet the following criteria:

•

the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume of at least 200,000 shares;

•

if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

•	only one class of security per issuer is allowed;

•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

•

the issuer of the security must have “seasoned” on NASDAQ or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

•

if the security would otherwise qualify to be in the top 25% of the securities included in the Index by market capitalization for the six prior consecutive month-ends, then a one-year “seasoning” criterion would apply.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the Index, the following criteria apply:

•

the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•	the security must be of a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume of at least 200,000 shares (determined annually during the ranking review process);

•

if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the ranking review process);

•

the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it will be removed from the Index effective after the close of trading on the third Friday of the following month; and

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

Ranking Review

Except under extraordinary circumstances that may result in an interim evaluation, the composition of the Index is reviewed on an annual basis as follows (the “Ranking Review”). Securities listed on NASDAQ which meet the applicable eligibility criteria above are ranked by market value. Index-eligible securities which are already in the Index and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the Index. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Index that have the largest market capitalization. The data used in the ranking includes end of October NASDAQ market data and is updated for total shares, as set forth in each issuer’s SEC filings through the end of the following November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Index security is determined by NASDAQ OMX to become ineligible for continued inclusion in the Index based on the Continued Eligibility Criteria (above), the security will be replaced with the largest market capitalization security not currently in the Index and meeting the Initial Eligibility Criteria listed above.

Index Maintenance

The value of the Index equals the aggregate value of the Index share weights (the “Index Shares”) of each of the Index securities multiplied by each such security’s last sale price (last sale price refers to the last sale price on NASDAQ), and divided by the Divisor of the Index. Changes in the price and/or Index Shares driven by corporate events such as stock dividends, splits, and certain spin-offs and rights issuances will be adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 5.0%, the change will be made as soon as practicable, normally within 10 days of such action. Otherwise, if the change in total shares outstanding is less than 5.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. The Index Shares are derived from the security’s total shares outstanding. The Index Shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

In the case of a special cash dividend, NASDAQ OMX will determine on an individual basis whether to make a change to the price and/or shares of an Index security in accordance with its Nasdaq-100 Index dividend policy. If it is determined that a change will be made, it will become effective on the ex-date.

Ordinarily, whenever there is a change in Index Shares, a change in an Index security or a change to the price of an Index security due to a spin-off, rights issuance, or special cash dividend the Divisor is adjusted to ensure that there is no discontinuity in the value of the Index, which might otherwise be caused by any such change. All changes are announced in advance and will be reflected in the Index prior to market open on the Index effective date.

The Divisor is determined as follows:

(Market Value after Adjustments/Market Value before Adjustments) X Divisor before Adjustments

Index Rebalancing

The Index employs an equal-dollar weighting methodology such that each security’s Index market value is rebalanced quarterly to an equal-dollar value corresponding to an equal percent weight of the Index’s aggregate market value. Index Shares are calculated by dividing this equal-dollar value for each Index security by the corresponding last sale price of the security at the close of trading on the third Friday in March, June, September, and December.

Historical Levels of the Index

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through August 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the ARNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the ARNs. On September 11, 2009, the closing level of the Index was 1,685.46.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with NASDAQ OMX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by NASDAQ OMX (including the Index) in connection with certain securities, including ARNs.

The license agreement between us and NASDAQ OMX requires that the following language be stated in this pricing supplement:

The ARNs are not sponsored, endorsed, sold, or promoted by NASDAQ OMX. NASDAQ OMX has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the ARNs. NASDAQ OMX makes no representation or warranty, express or implied to the owners of the ARNs or any member of the public regarding the advisability of investing in securities generally or in the ARNs particularly, or the ability of the Index to track general stock market performance. NASDAQ OMX’s only relationship to us is in the licensing of the Nasdaq-100®, Nasdaq-100 Index®, Nasdaq®, and OMXTM trademarks or service marks, and certain trade names of NASDAQ OMX and the use of the Index, which is determined, composed, and calculated by NASDAQ OMX without regard to us or the ARNs. NASDAQ OMX has no obligation to take our needs or your needs into consideration in determining, composing, or calculating the Index. NASDAQ OMX is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the ARNs to be issued or in the determination of the amount to be paid on the ARNs. NASDAQ OMX has no liability in connection with the administration, marketing, or trading of the ARNs.

NASDAQ OMX DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ OMX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE ARNs, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ OMX MAKES NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE

INDEX OR ANY DATA INCLUDED THEREIN WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ OMX HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

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Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.